FOLEY & LARDNER LLP ATTORNEYS AT LAW
777 EAST WISCONSIN AVENUE MILWAUKEE, WISCONSIN 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com
	September 22, 2006	WRITER'S DIRECT LINE 414.297.5596 pfetzer@foley.com EMAIL
VIA EDGAR SYSTEM		CLIENT/MATTER NUMBER 083697-0160

Mr. H. Christopher Owings
Mr. Kurt K. Murao
U.S. Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549

Re:	WPS Resources Corporation Registration Statement on Form S-4 Filed August 25, 2006 File No. 333-136911

Gentlemen:

        On behalf of our client, WPS Resources Corporation, a Wisconsin corporation (“WPS Resources”), set forth below is WPS Resources’ response to the comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter, dated September 15, 2006, relating to the above-referenced registration statement on Form S-4. The item set forth below repeats (in bold italics) the comment of the Staff contained in its letter, and following the comment is WPS Resources’ response (in regular type).

        As we discussed, the response below contains the full text of the disclosure to be amended in response to the Staff’s comment, and WPS Resources is not filing at this time the amended registration statement. Rather, WPS Resources will file the amended registration statement after the Staff is comfortable with the response to its comment, which amendment will also contain changes to fill in missing information and other updating information typical for the filing of a definitive joint proxy statement/prospectus. WPS Resources will file the amended registration statement and an accompanying request for acceleration of effectiveness at least two business days in advance of the requested effective date. We will provide you with marked copies of the amended registration at the time it is filed.

The Merger Agreement, page 111

        We note your disclosure on page 111, “The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about WPS Resources or Peoples Energy.” We also note disclosure stating that some of the representations and warranties “[m]ay have been used for the purpose of allocating risk between WPS Resources and Peoples Energy rather than establishing matters as facts.” We further note your disclosure, “[y]ou should not rely on the representations and warranties as characterizations of the actual state of facts, since the representations and warranties are subject, in important part, to the underlying disclosure letters.” Please revise to remove any potential implication that the referenced merger agreement does not constitute public disclosure under the federal securities laws.

BOSTON BRUSSELS CHICAGO DETROIT JACKSONVILLE	LOS ANGELES MADISON MILWAUKEE NEW YORK ORLANDO	SACRAMENTO SAN DIEGO SAN DIEGO/DEL MAR SAN FRANCISCO SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Mr. Owings
Mr. Murao
U.S. Securities and Exchange Commission
September 22, 2006

Response: In response to the Staff’s comment, we have revised the disclaimers referred to above to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws, while retaining appropriate cautionary language. WPS Resources and Peoples Energy respectfully submit that it is very important that readers of the joint proxy statement/prospectus understand that the representations and warranties in the merger agreement were made by the parties to the merger agreement as of a specific point in time for the purpose of inducing each other to enter into the merger agreement, and that they are time-bound, qualified by disclosure schedules and in some cases not intended to be true statements of known facts, but to allocate risk between the parties. For these reasons, WPS Resources and Peoples Energy respectfully submit that it is important that shareholders reading the joint proxy statement/prospectus understand that they cannot read contractual representations and warranties in the merger agreement as current and complete factual information regarding the parties.

Accordingly, WPS Resources and Peoples Energy are revising the first three introductory paragraphs under “The Merger Agreement” section to read in their entirety as follows:

“The following is a summary of the material terms of the merger agreement. This summary does not purport to describe all the terms of the merger agreement and is qualified by reference to the complete merger agreement which is attached as Annex A to this joint proxy statement/prospectus and incorporated by reference. All shareholders of WPS Resources and Peoples Energy are urged to read the merger agreement carefully and in its entirety.

Mr. Owings
Mr. Murao
U.S. Securities and Exchange Commission
September 22, 2006

The description of the merger agreement in this joint proxy statement/prospectus has been included solely to provide you with information regarding its terms. While we have publicly disclosed the merger agreement and its terms by incorporating the merger agreement into this joint proxy statement/prospectus, you should not rely on the representations and warranties made in the merger agreement as accurately characterizing the current actual state of facts with respect to WPS Resources or Peoples Energy because they were made as of specific dates and are subject to important exceptions, qualifications, limitations and supplemental information agreed to by WPS Resources and Peoples Energy and in part contained in confidential disclosure letters delivered by the parties in connection with negotiating the merger agreement. Moreover, some of those representations and warranties may be subject to a contractual standard of materiality different from the standard applicable to our public filings made with the SEC or may have been used for the purpose of allocating risk between WPS Resources and Peoples Energy rather than establishing matters as facts. Current factual information about WPS Resources and Peoples Energy can be found elsewhere in this joint proxy statement/prospectus and in the public filings of each of WPS Resources and Peoples Energy makes with the SEC, which are available without charge at www.sec.gov. See “Where You Can Find More Information” beginning on page [•]"

* * *

        If the Staff has any questions with respect to any of the foregoing, please contact the undersigned at (414) 297-5596 or Russell E. Ryba at (414) 297-5886. As requested, WPS Resources will provide the “Tandy” statement at the time it submits the acceleration request. A form of the “Tandy” statement is attached hereto as Appendix A.

Very truly yours, /s/ Peter D. Fetzer Peter D. Fetzer

Attachment

cc:	Ellie Quarles (w/ attachment) Securities and Exchange Commission Working Group (w/ attachment)

Appendix A

[FORM OF “TANDY” STATEMENT]

________ ____, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	WPS Resources Corporation Registration Statement on Form S-4 Filed August 25, 2006 File No. 333-136911

“Tandy”Statement

Ladies and Gentlemen:

        WPS Resources Corporation, a Wisconsin corporation (“WPS Resources”), in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) commenting on the above-referenced registration statement on Form S-4 (the “Registration Statement”), hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve WPS Resources from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	WPS Resources may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
WPS RESOURCES CORPORATION
By:___________________________________
[name]
[title]